UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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☐	Soliciting Material Pursuant to §240.14a-12

Ecology and Environment, Inc.

(Name of Registrant as Specified In Its Charter)

Mill Road Capital II, L.P.

Mill Road Capital II GP LLC

Mill Road Capital Management LLC

Thomas E. Lynch

Scott P. Scharfman

Justin C. Jacobs

Michael El-Hillow

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[PRELIMINARY PROXY MATERIAL SUBJECT TO COMPLETION]

2017 ANNUAL MEETING OF SHAREHOLDERS

OF

ECOLOGY AND ENVIRONMENT, INC.

PROXY STATEMENT

OF

MILL ROAD CAPITAL II, L.P.

MILL ROAD CAPITAL II GP LLC

MILL ROAD CAPITAL MANAGEMENT LLC

THOMAS E. LYNCH

SCOTT P. SCHARFMAN

JUSTIN C. JACOBS

MICHAEL EL-HILLOW

This proxy statement relates to the 2017 annual meeting of Shareholders of Ecology and Environment, Inc. The annual meeting will take place as follows:

Date:	April 20, 2017

Time:	9:00 a.m., Eastern Time

Place:	Samuel’s Grande Manor
8750 Main Street
Williamsville, NY 14221

This proxy statement and the accompanying GREEN PROXY CARD are being furnished to the Class A shareholders (“Shareholders”) of Ecology and Environment, Inc. (“EEI”) in connection with the solicitation of proxies by Mill Road Capital II, L.P. (“Mill Road”) and the Participants (as hereinafter defined), to be used at the 2017 annual meeting of shareholders of EEI or any adjournment thereof (the “Annual Meeting”), which is scheduled to be held at 9:00 a.m., Eastern Time, on April 20, 2017, at Samuel’s Grande Manor, 8750 Main Street, Williamsville, NY 14221. EEI’s principal executive office is located 368 Pleasant View Drive, Lancaster, New York 14086. Mill Road is mailing this proxy statement and the enclosed GREEN PROXY CARD to Shareholders on or about March     , 2017.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY

MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON April 20, 2017

This proxy statement and a form of the accompanying GREEN PROXY CARD are also available on the internet at www.icommaterials.com/EEI.

*    *    *

ANNUAL MEETING OF SHAREHOLDERS

Purpose of the Annual Meeting:

The Annual Meeting is being held for the following purposes:

Purpose 1: To elect two (2) Class A directors and five (5) Class B directors, all to serve on EEI’s Board of Directors (the “Board”) until the next Annual Meeting of Shareholders or until their successors are elected and qualified.

Purpose 2:	To adopt the EEI 2016 Stock Award Plan.

Purpose 3:	To hold a non-binding, advisory vote on the 2016 compensation of EEI’s named executive officers.

Purpose 4:	To approve the appointment of Ernst & Young LLP as Auditors.

Purpose 5:	To act on such other matters as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

At the Annual Meeting, Mill Road and the Participants (as hereinafter defined) will seek to elect to the Board the following persons (each a “Nominee” and collectively, the “Nominees”) as Class A directors:

Justin C. Jacobs

Michael El-Hillow

Each of the Nominees has consented to being named in this proxy statement and, if elected, to serve as a Class A director of EEI.

According to EEI’s proxy statement dated March 7, 2017, the Board has nominated Robert J. Untracht and Michael S. Betrus for election as Class A Directors and five individuals for election as Class B Directors.

MILL ROAD AND THE PARTICIPANTS URGE YOU TO VOTE THE GREEN PROXY CARD FOR JUSTIN C. JACOBS AND MICHAEL EL-HILLOW AS CLASS A DIRECTORS.

Record Date:

The Board has fixed the close of business on March 2, 2017 as the record date for the Annual Meeting. Only Shareholders of record at the close of business on that date are entitled to receive notice of the Annual Meeting and to vote at the Annual Meeting. At the close of business on the record date, 3,000,956 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and 1,293,146 shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Common Stock”) were issued, outstanding and entitled to vote.

Holders of Class A Common Stock may vote only on Class A Director nominees and holders of Class B Common Stock may vote only on Class B Director nominees. On all other matters, except where the applicable law requires a class vote, holders of the Common Stock vote as a single class. Each share of Class A Common Stock entitles the holder thereof to one tenth of one vote (1/10 of one) per share and each share of Class B Common Stock entitles the holder thereof to one (1) vote per share.

Accordingly, a total of 3,000,956 votes may be cast at the Annual Meeting on the election of Class A directors, 1,293,146 votes may be cast at the Annual Meeting on the election of Class B directors and 1,593,242 votes may be cast at the Annual Meeting on all matters other than the election of directors.1

Quorum:

EEI’s by-laws provide that the presence in person or by proxy of the holders of shares of stock having one third (1/3) of the votes that could be cast by the holders of all outstanding shares of Common Stock entitled to vote at the Annual Meeting shall constitute a quorum.

Shareholders can either vote “for” or “withhold” their vote for each director-nominee. A properly executed proxy card marked “withhold” with respect to a director-nominee will not be voted with respect to the election of that director-nominee but will be counted for purposes of determining whether there is a quorum present at the Annual Meeting for the transaction of business. A “broker non-vote” will not be counted for purposes of determining whether there is a quorum present at the Annual Meeting for the transaction of business. As a result, such “withhold” indications and “broker non-votes” will have no effect on the election of any director-nominee because only votes affirmatively cast “for” a director-nominee will be counted towards the election of such director-nominee.

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the GREEN PROXY CARD with respect to your shares. A “broker non-vote” occurs if you do not give specific voting instructions to your broker, bank or other nominee regarding how to vote your shares on your behalf with respect to the election of Class A directors at the Annual Meeting before the 10th day prior to the Annual Meeting. The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of Common Stock on

[1]	This information is derived from EEI’s proxy statement dated March 7, 2017.

“non-routine matters.” If you fail to provide voting instructions, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of Class A directors and your shares will not be voted for any of the Nominees. We strongly encourage you to contact the person(s) responsible for your account and give them instructions for how to complete a GREEN PROXY CARD representing your shares so that a GREEN PROXY CARD can be timely returned on your behalf.

Vote Required:

Election of Class A Directors: Since the election of the Class A directors is contested, the election of each Class A director will require the affirmative vote of a plurality of the shares of Class A Common Stock properly cast at the Annual Meeting if a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting.

Election of Class B Directors: The election of each Class B director will require the affirmative vote of a majority of the shares of Class B Common Stock properly cast at the Annual Meeting if a quorum is present.

Approval of Proposals 2, 3 and 4: The affirmative vote of a majority of the votes cast by holders of Common Stock present in person or represented by proxy and entitled to vote thereon at the Annual Meeting voting as one class is required to approve Proposal 2 (adoption of the EEI 2016 Stock Award Plan), Proposal 3 (approval of an advisory vote on executive compensation of EEI’s named executive officers) and Proposal 4 (approval of the appointment of Ernst & Young LLP as Auditors). Abstentions and broker non-votes, which are not considered “votes cast,” will reduce the absolute number, but not the overall percentage, of affirmative votes required to approve Proposals 2, 3, or 4.

Methods of Voting:

If you are a holder of record of Class A Common Stock as of the record date, you may vote by completing, signing and returning by mail the enclosed GREEN PROXY CARD. Please mark, sign and date the enclosed GREEN PROXY CARD and return it in the pre-addressed, postage-paid envelope enclosed for such purpose. If you are a holder of record of Class A Common Stock as of the record date, you may also vote in person by attending the Annual Meeting. Votes at the Annual Meeting will be taken by written ballot. At the commencement of the Annual Meeting, a written ballot will be distributed to any Shareholder of record who attends the Annual Meeting and wishes to vote in person.

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the GREEN PROXY CARD with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a GREEN PROXY CARD representing your shares so that a GREEN PROXY CARD can be timely returned on your behalf. You also should confirm in writing your instructions to the person(s) responsible for your account and provide a copy of those instructions to our proxy solicitor, InvestorCom, 65 Locust Avenue, Suite 302, New Canaan, CT 06840, so that they can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee.

If you are a holder of record of Class A Common Stock as of the record date and plan to attend the Annual Meeting, please be sure to bring with you valid government-issued personal identification with a picture (such as a current driver’s license or passport) in order to gain admission to the Annual Meeting. If your shares are held in “street name” through a broker, bank or other nominee, you will have to bring evidence of your ownership of Class A Common Stock as of the record date, in addition to valid government-issued personal identification, if you wish to attend the Annual Meeting. Examples of proof of Class A Common Stock ownership include: a signed letter from your broker or bank stating that you owned your shares as of the record date; a brokerage account statement indicating that you owned your shares as of the record date; or a copy of the voting instruction card provided by your broker indicating that you owned your shares as of the record date. If you hold a proxy on behalf of a holder of record of Class A Common Stock as of the record date, then you must also bring the validly executed proxy naming you as the proxy holder, signed by the Shareholder of record who owned such shares of Class A Common Stock as of the record date.

If you have any questions about the procedures for admission to the Annual Meeting or obtaining directions to be able to attend the Annual Meeting and vote in person, please contact our proxy solicitors, InvestorCom at (877) 972-0090. Please see the section below entitled “Revocation of Proxies” for a discussion of how to revoke your proxy.

Revocation of Proxies:

MILL ROAD AND THE PARTICIPANTS URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY EEI. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY AS FOLLOWS.

A Shareholder who has executed a proxy may revoke the proxy at any time before it is exercised at the Annual Meeting in four ways:

•	by giving written notice of revocation to Mill Road at the following address prior to the date of the Annual Meeting:

Mill Road Capital II, L.P.

c/o InvestorCom

65 Locust Avenue, Suite 302

New Canaan, CT 06840

•	by signing and returning another proxy with a later date by 11:59 p.m., Eastern Time, on April 19, 2017;

•	by voting again via the internet or by telephone at a later time before the closing of those facilities at 11:59 p.m., Eastern Time, on April 19, 2017; or

•	by attending the Annual Meeting and voting in person the shares represented by your proxy card by 8:50 a.m., Eastern Time.

Although a revocation is effective if delivered to EEI, Mill Road and the Participants request that either the original or a copy of any revocation be mailed to Mill Road c/o InvestorCom, 65 Locust Avenue, Suite 302, New Canaan, CT 06840.

Mere attendance at the Annual Meeting will not in and of itself revoke the proxy. Accordingly, Shareholders who have executed and returned proxies in advance of the Annual Meeting may change their votes at any time before or at the Annual Meeting pursuant to one of the methods set forth above.

PARTICIPANTS IN SOLICITATION OF PROXIES

In addition to the Nominees (who are Justin C. Jacobs and Michael El-Hillow), the participants in the solicitation of proxies (the “Participants”) from the Shareholders of EEI include the following: Mill Road, Mill Road Capital II GP LLC, Mill Road Capital Management LLC, Thomas E. Lynch, and Scott P. Scharfman.

Mill Road is a Delaware limited partnership. The principal business of Mill Road is to operate as an investment firm that focuses on investments in small, publicly traded companies. The address of the principal business and principal office of Mill Road is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830. Mill Road beneficially owns 463,072 shares of Class A Common Stock, 1,000 of which are held of record.

The general partner of Mill Road is Mill Road Capital GP II LLC, a Delaware limited liability company, and the principal business of Mill Road Capital GP II LLC is to act as the sole general partner of Mill Road. The address of Mill Road Capital GP II LLC is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830. Each of Thomas E. Lynch and Scott P. Scharfman, the Management Committee Directors of Mill Road Capital GP II LLC, has shared power to vote and dispose of the 463,072 shares of Common Stock beneficially owned by Mill Road.

Mill Road Capital Management LLC is a Delaware limited liability company. The principal business of Mill Road Capital Management LLC is to provide advisory and administrative services to Mill Road Capital GP II LLC. The address of Mill Road Capital Management LLC is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each person controlling Mill Road Capital GP II LLC. The principal business address of each person controlling Mill Road Capital GP II LLC is c/o Mill Road Capital, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

Thomas E. Lynch is a Management Committee Director of Mill Road Capital GP II LLC. Mr. Lynch’s present principal occupation or employment is as a Management Committee Director of Mill Road Capital GP II LLC and of Mill Road Capital Management LLC, which provides advisory and administrative services to Mill Road Capital GP II LLC. Mr. Lynch is also the Senior Managing Director of Mill Road. Prior to forming Mill Road, Mr. Lynch was the founder and a Managing Director of Lazard Capital Partners. Prior to Lazard, Mr. Lynch was a Managing Director at The Blackstone Group.

Justin C. Jacobs is a Management Committee Director of Mill Road Capital GP II LLC. Mr. Jacobs’ present principal occupation or employment is as a Management Committee Director of Mill Road Capital GP II LLC and of Mill Road Capital Management LLC, which provides advisory and administrative services to Mill Road Capital GP II LLC. Mr. Jacobs is also a Managing Director of Mill Road. Prior to joining Mill Road, Mr. Jacobs worked at LiveWire Capital, an investment and management group in which he held interim operational positions in portfolio companies and was involved in investment activities. Prior to joining LiveWire, Mr. Jacobs was an investment professional at The Blackstone Group.

Scott Scharfman is a Management Committee Director of Mill Road Capital GP II LLC. Mr. Scharfman’s present principal occupation or employment is as a Management Committee Director of Mill Road Capital GP II LLC and of Mill Road Capital Management LLC, which provides advisory and administrative services to Mill Road Capital GP II LLC. Mr. Scharfman is also a Managing Director of Mill Road. Prior to joining Mill Road, Mr. Scharfman was the Senior Manager of the Equity Capital Markets Origination Group at Robertson Stephens. Prior to Robertson Stephens, Mr. Scharfman was the Chief Financial Officer of Mercata, Inc. Prior to Mercata, Mr. Scharfman was head of the Equity Capital Markets Origination Group at Bear Stearns & Co. Before Bear Stearns, Mr. Scharfman was a Vice President at The Blackstone Group.

Transactions and Prior Communications with EEI:

Mill Road first acquired ownership of shares of Class A Common Stock in October 2013, and has beneficially owned more than 5% of the Common Stock since July 2015. Mill Road has acquired shares of Class A Common Stock based on its belief that EEI has not realized its full value and has significant growth potential.

Mill Road sent a letter to the Chairman of the Board in August 2014 indicating that Mill Road was interested in leading a going-private transaction and that Mill Road would be prepared to offer to acquire the outstanding shares of EEI at a substantial premium to the then-current trading price of such shares. The letter did not include a proposed purchase price and indicated that a further proposal would require additional due diligence, including discussions with certain senior managers of EEI. Since that time, representatives of Mill Road have had numerous conversations with representatives of EEI regarding the potential for such a transaction as well as EEI’s business in general.

On July 20, 2015, Justin C. Jacobs had a conversation with the Chairman of the Board in which Justin C. Jacobs indicated that Mill Road may have an interest in acquiring all of the outstanding shares of EEI not owned by Mill Road at a price in the range of $13 to $14 per share, based on the assumption that Mill Road would be able to negotiate other terms and conditions of such an acquisition that would be acceptable to Mill Road, including securing support for the transaction from the Board, management, key employees and Shareholders. Any such transaction might be structured as a merger, tender offer, asset purchase or other form of transaction.

On July 23, 2015, Mill Road filed a Schedule 13D disclosing its ownership of over 5% of the outstanding shares of Class A Common Stock and its offer to lead a going-private transaction. On August 14, 2015, Mill Road sent a letter to the Board reiterating its offer to take EEI private in a transaction where shares of Class A Common Stock could receive between $13 and $14 per share. As reported in EEI’s proxy statement dated March 7, 2017, Mill Road did not receive a response for over six months when the Company filed a Form 8-K with the SEC on February 17, 2016 disclosing that the Board rejected the offer to negotiate a transaction.

PROPOSAL 1: ELECTION OF DIRECTORS

Class A Directors: One purpose of the Annual Meeting is to elect two Class A directors to the Board. In compliance with EEI’s by-laws, Mill Road and the Participants have nominated Justin C. Jacobs and Michael El-Hillow for election as Class A directors. The Class A directors elected at the Annual Meeting will hold office until the annual meeting of Shareholders in 2018 and until their successors are duly elected and qualified.

According to EEI’s proxy statement dated March 7, 2017, the Board has nominated Robert J. Untracht and Michael S. Betrus for election as Class A directors. Michael S. Betrus is an incumbent director of EEI.

Mill Road and the Participants believe that the Board has a poor track record of managing EEI’s performance. Over the past five years, the Board has overseen substantial declines in net revenue, gross profits and income from operations. During this period, the Company’s stock price has declined 40% and underperformed the NASDAQ Composite Index by 70%. In Mill Road’s view, shareholder value has been materially diminished. Further, Mill Road believes that the Board, controlled by five Class B directors, has diminished the voice of Class A shareholders through control of the nomination of Class A directors, despite only owning 1.7% of Class A shares outstanding. The Board, with an average tenure of over 26 years, has overseen these significant declines in both financial performance and share price without acknowledging the need for serious change.

In nominating Messrs. Jacobs and El-Hillow for election as Class A directors Mill Road is attempting to add directors to the Board who have proven track records improving financial and operating performance and increasing shareholder value. The tables and charts below graphically reflect EEI’s performance and share price over the last five years. In particular, Mill Road believes:

•	EEI’s business is declining. EEI’s Board has shown an inability to manage the business and reverse financial decline. As disclosed in their SEC filings, EEI’s net revenue and gross profit have declined each fiscal year since 2012. In the opinion of Mill Road, the current Board has not demonstrated the ability to successfully return EEI to profitable growth either organically or through acquisitions. As shown in the table below, net revenue, gross profit and income from operations are all down materially since fiscal year 2012.

	Fiscal Year Ending July 31,					Last 12 Months Ending	Last 12 Months % Change
	2012	2013	2014	2015	2016	10/29/16	vs. 2012
EEI Revenue, net ($mm)	$155.4	$134.9	$128.4	$126.9	$105.8	$101.4	(34.8%)
EEI Gross Profit* ($mm)	$67.5	$60.1	$58.1	$56.1	$47.8	$45.9	(32.0%)
EEI Income from Operations ($mm)	$4.8	($0.9)	($0.5)	$7.6	$4.1	$3.0	(37.5%)

*	“Gross Profit” equals “Revenue, net” less “Subcontract Costs and Cost of Professional Services” as reported per EEI’s SEC filings.

Source: SEC Filings

•	Shareholder value has decreased dramatically. EEI’s share price has suffered as a result of EEI’s declining performance, harming shareholders. EEI’s share price is 41.0% lower today than it was five years ago. EEI’s share price has also materially underperformed the NASDAQ Composite Index.

	2/24/12	2/24/13	2/24/14	2/24/15	2/24/16	2/24/17
EEI Share Price	$16.94	$12.75	$11.96	$9.81	$10.29	$10.00

Source: S&P Capital IQ

Comparison of 5 Year Cumulative Total Return (Including Dividends)

Assumes Initial Investment of $100

Source: S&P Capital IQ

•	Class B shareholders have limited the voice of Class A shareholders. In Mill Road’s view, the Board has acted as little more than a rubber stamp for the wishes of the Class B shareholders and has effectively disenfranchised Class A shareholders. Despite collectively owning only approximately 1.7% of the outstanding shares of Class A Common Stock (excluding shares of Class B Common Stock), the Board controlled by five Class B directors has effectively controlled the nomination of the two (2) Class A directors. Mill Road urges holders of Class A Common Stock to show their dissatisfaction with the absence of any real voice in the management of EEI by voting for Mr. Jacobs and Mr. El-Hillow. They have been nominated by the holder of 463,072 shares of Class A Common Stock, or 15.4% of the outstanding Class A shares, and the holder of the single largest economic interest in EEI. Neither of the new candidates nominated by the Board owns any shares of Class A Common Stock.

•	The average tenure of the current EEI board exceeds 26 years. Despite the serious decline in both operations and shareholder value as described above, the nomination of Class A directors has not been challenged until now. In Mill Road’s view, the current EEI board has presided over serious declines in both operations and shareholder value as described above. Mill Road urges shareholders to vote for Mr. Jacobs and Mr. El-Hillow as directors with a commitment to deliver value for and further the interests of all shareholders.

Mill Road believes that the election of Mr. Jacobs and Mr. El-Hillow to the Board would help EEI address its declining share price and improve its financial performance. Mill Road believes that EEI’s share price declines have been driven primarily by deteriorating operational performance; therefore, improving operational performance is the most critical path to increasing shareholder value. Mill Road believes EEI needs a strategy to drive profitable revenue growth. As more fully described below, Mr. Jacobs and Mr. El-Hillow have the necessary leadership and strategy experience, along with significant financial acumen, to help EEI’s Board and management develop a long term strategy to return the company to profitable revenue growth, both organically and through acquisitions. To drive organic growth, Mr. Jacobs and Mr. El-Hillow will help EEI, target and invest in key growth opportunities. Mr. Jacobs and Mr. El-Hillow will also help EEI grow through acquisitions by defining a strategy to identify, structure, and integrate acquisitions. Mill Road has not identified any specific targets for acquisition by EEI at this time, but believes a well-designed and executed plan will allow EEI to successfully implement an acquisition strategy.

Mill Road believes that the experience and talents of Mr. Jacobs and Mr. El-Hillow make them desirable candidates for election as Class A directors. Mr. Jacobs and Mr. El-Hillow have proven leadership capabilities at the board and executive level and have both successfully developed and implemented strategies to improve operations and drive strong financial performance. Mill Road urges the holders of shares of Class A Common Stock to read the biographical information of Mr. Jacobs and Mr. El-Hillow provided herein and vote for their election.

As of the record date, Mill Road, the Participants and their affiliates beneficially owned an aggregate of 463,072 shares of Common Stock, representing over 15.4% of the outstanding shares of Class A Common Stock. Mill Road, the Participants and their affiliates are the largest holder of Class A Common Stock and intend to vote such shares of Class A Common Stock FOR the election of Justin C. Jacobs and Michael El-Hillow.

As previously disclosed in a Schedule 13D filed on July 23, 2015, Mill Road entered into four separate purchase agreements dated May 29, 2015 for the purchase of an aggregate of 360,000 shares of Class A Common Stock from (a) the Trustees of the Gerhard J. Neumaier Testamentary Trust, (b) Kevin S. Neumaier, (c) Ellen E. Neumaier and (d) Kirsten Neumaier Shelly TOD and Michael A. Shelly TOD (collectively, the “Sellers”) at a purchase price of $11.00 per share. In the event that EEI is acquired on or before July 13, 2018, Mill Road is obligated to pay to the Sellers an amount per share equal to the excess of the price per share of Common Stock in such acquisition over $11.00.

Except as described above, (A) none of Mill Road, the Participants and their affiliates is, nor was within the past year, party to any contract, arrangements or understandings with any person with respect to the securities of EEI and (B) none of Mill Road, the Participants and their affiliates has any arrangement or understanding with any person with respect to (i) any future employment by EEI or its affiliates or (ii) any future transactions to which EEI or any of its affiliates will or may be a party.

Information regarding each of the Nominees is set forth below. The Nominees would not be barred from being considered independent under the independence requirements of NASDAQ listing standards and the independence standards applicable to EEI under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

MILL ROAD AND THE PARTICIPANTS RECOMMEND THAT YOU VOTE FOR THE ELECTION OF JUSTIN C. JACOBS AND MICHAEL EL-HILLOW AS CLASS A DIRECTORS OF EEI.

Biographical Information Regarding the Nominees:

Justin C. Jacobs:

Mr. Jacobs, 42, is a Management Committee Director of Mill Road where he has worked since 2005. Mill Road is an investment firm focused on investments in small, publicly traded companies. The firm manages multiple funds with approximately $670 million of committed equity capital. From 1999 to 2004, Mr. Jacobs was at LiveWire Capital, an investment and management group focused on control, operationally-intensive buyouts of small companies. He held various operational positions in numerous portfolio companies in addition to investment responsibilities. Prior to LiveWire, Mr. Jacobs was an investment professional in the private equity group at The Blackstone Group from 1996 to 1999. Mr. Jacobs holds a B.S. from the McIntire School of Commerce at the University of Virginia. Mr. Jacobs is a member of the Board of Directors of Galaxy Nutritional Foods, Inc., Mother’s Market & Kitchen, Inc., and PRT Growing Services Ltd. Mr. Jacobs previously served as a member of the Board of Directors of National Technical Systems Inc., which was formerly a public company traded under the NASDAQ symbol “NTSC.” While Mr. Jacobs was a Director of NTSC, the company implemented numerous operational improvements that led to significant growth in net revenue, gross profit, operating income and share price. During his tenure of about 2 1⁄2 years, NTSC’s share price increased nearly four times, from $5.95 on July 21, 2011 to $23.00 immediately prior to its acquisition on November 22, 2013.

i.	Business address of the Nominee and the name, principal business and address of the organizations in which the Nominee’s present principal occupation or employment is carried on:

Justin C. Jacobs, c/o Mill Road Capital II, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830. Mill Road Capital II, L.P. is an investment firm that focuses on investments in small, publicly traded companies, and its business address is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830. Mill Road Capital GP II LLC’s principal business is to act as the sole general partner of Mill Road, and its business address is c/o Mill Road Capital II, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830. Mill Road Capital Management LLC’s principal business is to provide advisory and administrative services to Mill Road Capital GP II LLC, and its business address is c/o Mill Road Capital II, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830.

ii.	Ownership of securities of EEI:

Mr. Jacobs is a Management Committee Director of Mill Road Capital GP II LLC, the sole general partner of Mill Road, which has shared power to vote and dispose of the 463,072 shares of Class A Common Stock beneficially owned by Mill Road, of which 1,000 shares are held of record by Mill Road.

Michael El-Hillow:

Mr. El-Hillow, 65, is the Chief Financial Officer of National Technical Systems, Inc. (“NTSC”), an engineering services company, where he has worked since 2012. Mr. El-Hillow, a certified public accountant, has over two decades of experience serving as a Chief Financial Officer of public companies, including in high technology and engineering environments. He also has sixteen (16) years’ experience working for Ernst & Young in numerous roles, including Audit partner. Mr. El-Hillow was recruited by Mill Road to be Chief Financial Officer of NTSC to help improve the operations of the business and to complete acquisitions. During his time with NTSC, Mr. El-Hillow successfully completed and integrated eight (8) acquisitions. Mr. El-Hillow’s efforts led to the successful sale of the business in November 2013, generating significant returns for shareholders. Mr. El-Hillow previously served as Chief Financial Officer of Evergreen Solar, Inc. from 2007 to 2010, as Chief Operations Officer from 2009 to 2010 and as Chief Executive Officer from 2010 to 2011. Prior to that Mr. El-Hillow was Chief Financial Officer for MTM Technologies in 2006 and from 2001 to 2005 was Executive Vice President, Finance and Administration and Chief Financial Officer of Advanced Energy Industries. Mr. El-Hillow holds a B.S. in Accounting from the University of Massachusetts and an MBA from Babson College. Mr. El-Hillow does not hold any directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

i.	Business address of the Nominee and the name, principal business and address of the corporation or other organization in which the Nominee’s present principal occupation or employment is carried on:

Michael El-Hillow, c/o National Technical Systems, Inc., 24007 Ventura Boulevard, Suite 200, Calabasas, CA 91302. National Technical Systems, Inc.’s principal business is to operate as an engineering services company, and its address is National Technical Systems, Inc., 24007 Ventura Boulevard, Suite 200, Calabasas, CA 91302.

ii.	Ownership of securities of EEI:

Mr. El-Hillow does not beneficially own or own of record any securities of EEI.

Mill Road has agreed to indemnify, Mr. El-Hillow against certain potential liabilities that might arise in connection with being named as a director-nominee and related matters. Mill Road also intends to reimburse Mr. El-Hillow for certain expenses incurred by Mr. El-Hillow in the performance of their responsibilities as a Nominee. Except for such agreements, there is no arrangement or understanding between Mill Road and Mr. El-Hillow or other person or persons pursuant to which Mr. El-Hillow is to be nominated by Mill Road. From February 11, 2008 to November 22, 2013, Mill Road held shares of National Technical Systems, Inc., Mr. El-Hillow’s current employer.

Additional Information Relating to the Nomination of Mill Road’s Candidates:

On October 27, 2016, Mill Road transmitted a letter to EEI, in compliance with the advance notice requirement of Shareholder nominees in EEI’s bylaws and pursuant to the applicable provisions of the Business Corporation Law of the State of New York, informing EEI of its proposal to nominate Justin C. Jacobs and Michael El-Hillow for election to the Board at EEI’s 2017 Annual Meeting.

In December 2016, in accordance with the EEI By-Laws related to shareholder nominations of directors, Mr. Jacobs and Mr. El-Hillow submitted completed questionnaires distributed by EEI’s secretary. Subsequently, EEI requested that Messrs. Jacobs and El-Hillow meet with the Board and its representatives at EEI’s offices to discuss the qualifications of Mr. Jacobs and Mr. El-Hillow. After agreeing to travel to EEI’s offices for such interview, EEI then asked Mr. Jacobs and Mr. El-Hillow to sign a confidentiality agreement as a condition to the interview. In Mill Road’s opinion, the confidentiality agreement was overly broad in scope and duration and would have prevented Mr. Jacobs and Mr. El-Hillow from complying with disclosure requirements under securities laws. As a result, Mr. Jacobs and Mr. El-Hillow refused to sign the confidentiality agreements and the interviews did not occur.

Except as set forth immediately below, to the knowledge of Mill Road and the Participants as of the date hereof (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee, other than Mr. Jacobs who as a Management Committee Director of the general partner of Mill Road may be deemed to beneficially own the shares of Class A Common Stock held by Mill Road, owns any securities of EEI (or any parent or subsidiary of EEI), directly or indirectly, beneficially or of record, or has purchased or sold any securities of EEI within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of EEI; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of EEI, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (iv) there is no transaction or series of similar transactions since January 1, 2013, or currently proposed transaction or series of similar transactions, in which EEI or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family (including any person (other than a tenant or employee) sharing the same household) of any Nominee or of any associate of any Nominee, had or will have a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person (a) with respect to any future employment by EEI or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which EEI or any of its affiliates will or may be a party; (vi) no Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, except his interest in being nominated for election as a director; (vii) there are no material proceedings to which any Nominee or any associate of any Nominee is a party adverse to EEI or any of its subsidiaries or has a material interest adverse to EEI or any of its subsidiaries; (viii) no occupation or employment (including positions or offices with EEI) is or was, during the last five years, carried on by any Nominee with EEI or any corporation or organization which is or was a parent, subsidiary or other affiliate of EEI; (ix) there exist no family relationships between any Nominee and any other Nominee, or any director or executive officer of EEI or any person nominated or chosen by EEI to become a director or executive officer of EEI; (x) during the last ten years, no Nominee was involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of such Nominee to become a director of EEI; and (xi) no Nominee or associate of any Nominee has been awarded or paid, earned or received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or in respect of services rendered to or on behalf of, EEI and its subsidiaries that is required to be disclosed under, or is subject to any arrangement described in, Item 402 of Regulation S-K.

Michael El-Hillow served as Chief Financial Officer from 2007 to 2011 and as Chief Operations Office from 2009 to 2010 of Evergreen Solar, Inc. (“Evergreen”). In September 2010, Mr. El-Hillow was appointed to replace his departed predecessor President and Chief Executive Officer of Evergreen with a mandate to restructure or sell Evergreen. On August 15, 2011, Evergreen filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware seeking reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code. He led Evergreen through its successful restructuring under U.S. Bankruptcy protection beginning in August 2011 and culminating in a sale of the assets on November 18, 2011.

*    *    *

Class B Directors: According to EEI’s proxy statement dated March 7, 2017, the Board has nominated five individuals as Class B directors. Mill Road and the Participants are not soliciting holders of Class B Common Stock. However, as a convenience, if any holders of Class B Common Stock also hold Class A Common Stock, they can vote for the Class B Director nominees voting Mill Road’s GREEN PROXY CARD. Holders of Class B Common Stock can either vote “for” or “withhold” their vote for each director-nominee on the GREEN PROXY CARD furnished by Mill Road. Mill Road and the Participants make no recommendation as to voting on the nominations of the Class B directors.

SECURITY OWNERSHIP OF MILL ROAD AND THE PARTICIPANTS

Certain information regarding the securities of EEI held by EEI’s directors, management and 5% Shareholders is contained in EEI’s proxy statement, dated March 7, 2017. Mill Road and the Participants take no responsibility for the accuracy or completeness of the information contained in EEI’s public filings.

Beneficial Ownership of EEI Securities by Mill Road and the Participants:

As of the record date, Mill Road, the Participants and their associates beneficially owned an aggregate of 463,072 shares of Class A Common Stock, representing approximately 15.4% of the 3,000,956 outstanding shares of Class A Common Stock as reported in EEI’s proxy statement dated March 7, 2017. The following table provides information about the beneficial ownership of Common Stock by Mill Road, Mill Road Capital GP II LLC, Mr. Lynch and Mr. Scharfman as of March 7, 2017. The other Participants and the associates of both Mill Road and the Participants do not beneficially own any shares of Common Stock. Mill Road and the Participants do not beneficially own any securities of any parent or subsidiary of EEI.

In accordance with Securities and Exchange Commission rules, beneficial ownership includes any shares for which a person has sole or shared voting power or investment power and any shares of which the person has the right to acquire beneficial ownership within 60 days after March 2, 2017 through the exercise of any option or otherwise. Except as noted below, Mill Road and the Participants believe that the persons named in the table have sole voting and investment power with respect to the shares of Class A Common Stock set forth opposite their names. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Percentage of beneficial ownership is based on 3,000,956 shares of Class A Common Stock outstanding as of March 2, 2017 as set forth in EEI’s proxy statement dated March 7, 2017. In calculating a person’s percentage ownership, Mill Road and the Participants have treated as outstanding any shares that the person has the right to acquire within 60 days of March 2, 2017.

		Amount and Nature of Beneficial Ownership
Title of Class	Name and Address of Beneficial Owner	Shares Held	Right to Acquire	Total Number	Percent of Class (3)

Common Stock	Mill Road Capital II, L.P. (1) 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

Common Stock	Mill Road Capital II GP LLC (2) 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

Common Stock	Thomas E. Lynch (2) c/o Mill Road Capital II GP LLC 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

Common Stock	Scott P. Scharfman (2) c/o Mill Road Capital II GP LLC 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

(1)	Mill Road Capital II, L.P. beneficially owns 463,072 shares of Common Stock, 1,000 of which are held of record.
(2)	Mill Road Capital II GP LLC, and Mr. Lynch and Mr. Scharfman as the Management Committee Directors of Mill Road Capital GP II LLC, each has shared power to vote and dispose of the 463,072 shares of Common Stock beneficially owned by Mill Road Capital II, L.P.
(3)	For purposes of calculating the percent of class, shares of outstanding Class A Common Stock excludes shares of Class B Common Stock that did not convert prior to the record date.

PROPOSAL 2: ADOPTION OF THE ECOLOGY AND ENVIRONMENT, INC. 2016 STOCK AWARDS PLAN

According to EEI’s proxy statement dated March 7, 2017, the Board approved for submission to the Shareholders EEI’s 2016 Stock Award Plan for approval. Shareholders can vote “for”, “against, or “withhold” their vote for the approval of EEI’s 2016 Stock Award Plan on the GREEN PROXY CARD furnished by Mill Road.

Mill Road and the Participants recommend a vote “FOR” approval of this proposal.

PROPOSAL 3: APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVES

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enables the Shareholders to vote to approve, on an advisory basis, the compensation of EEI’s named executives. Shareholders can vote “for”, “against, or “withhold” their vote for the approval of the compensation of EEI’s named executives on the GREEN PROXY CARD furnished by Mill Road.

Mill Road and the Participants recommend a vote “FOR” approval of this proposal.

PROPOSAL 4: APPROVE THE APPOINTMENT OF ERNST & YOUNG AS AUDITORS

As discussed in further detail in EEI’s proxy statement dated March 7, 2017, EEI is asking shareholders to approve the appointment by the Audit Committee of Ernst & Young LLP (E&Y) as the independent registered public accounting firm to audit EEI’s financial statements for the fiscal year ending July 31, 2017. EEI’s proxy materials state that, if the shareholders do not approve this appointment, the Audit Committee will evaluate the shareholder vote when considering the election of a registered public accounting firm for the audit engagement for the 2018 fiscal year. In addition, EEI’s proxy materials state that if shareholders ratify the selection of E&Y as independent auditors, the Audit Committee may nevertheless periodically request proposals from the major registered public accounting firms and as a result of such process may select E&Y or another registered public accounting firm as our independent auditors.

According to EEI’s proxy materials, representatives of E&Y will be present at the Annual Meeting to respond to appropriate questions and will be given an opportunity to make a statement if they so desire.

EEI’s proxy materials contain other information of relevance to the vote to approve the appointment of EEI’s accounting firm, including a report of the Audit Committee and a description of the fees billed by E&Y in EEI’s last two fiscal years. Reference is made to the EEI’s proxy statement for this information.

For the reasons identified in EEI’s proxy materials, Mill Road and the Participants recommend a vote “FOR” approval of this proposal.

TRANSACTIONS IN SECURITIES OF EEI

DURING THE PAST TWO YEARS BY MILL ROAD

Common Stock Purchased or Sold by Mill Road:

Date of Purchase/Sale	Shares of Class A Common Stock Purchased/(Sold)	Price per Share	Total Cost*
07/21/15	116,602	$11.00	$1,282,622.00
07/22/15	243,398	$11.00	$2,677,378.00
02/02/16	100	$9.64	$964.00
02/03/16	100	$9.60	$960.00
02/04/16	3,000	$9.6983	$29,094.90
02/05/16	4,800	$9.7004	$46,561.92
02/08/16	3,723	$9.7228	$36,197.98
02/10/16	788	$9.70	$7,643.60
02/12/16	6,500	$9.5752	$62,238.80
02/16/16	1,899	$9.666	$18,355.73
02/17/16	4,984	$9.8309	$48,997.21
02/18/16	978	$9.7848	$9,569.53
03/16/16	1,000	$9.95	$9,950.00
03/21/16	300	$9.8833	$2,964.99
03/22/16	2,100	$9.9506	$20,896.26
03/28/16	500	$9.94	$4,970.00
03/30/16	825	$10.00	$8,250.00

*	Excludes commissions and other execution-related costs.

All purchases of Class A Common Stock were funded by working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

SHAREHOLDER PROPOSALS

Pursuant to EEI’s proxy statement dated March 7, 2017, (i) any Shareholder that wishes to present any proposal for Shareholder action at EEI’s annual meeting of Shareholders to be held in 2018 must notify EEI at their principal offices no later than December 21, 2017 in order for such proposal to be included in EEI’s proxy statement and form of proxy relating to that meeting and (ii) under EEI’s by-laws, Shareholders must follow certain procedures to nominate persons for election as directors or to introduce an item of business at the annual meeting of Shareholders. Mill Road and the Participants take no responsibility for the accuracy or completeness of the information contained in EEI’s proxy statement regarding Shareholder proposals.

COST AND METHOD OF SOLICITATION

In connection with the solicitation of proxies in support of the Nominees, the Nominees may make solicitations of proxies. It is anticipated that certain regular employees of Mill Road will participate in any solicitation of proxies that Mill Road and the Participants may undertake in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that any proxies would be solicited by mail, courier services, telephone, facsimile or in person. Mill Road has retained InvestorCom as a proxy solicitor who will assist with the solicitation of proxies for which InvestorCom is to receive a fee not to exceed $13,500, plus reimbursement for its reasonable out-of-pocket expenses. Mill Road has entered into an agreement with InvestorCom, pursuant to which, among other things, InvestorCom will be indemnified against certain potential liabilities that might arise in connection with InvestorCom’s service as proxy solicitor. It is anticipated that InvestorCom will employ up to 25 persons to solicit proxies from Shareholders for the Annual Meeting. The costs related to any solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by Mill Road. The total expenditures in furtherance of, or in connection with the solicitation of proxies is approximately $125,000 to date, and is estimated to be $175,000 in total. To the extent legally permissible, Mill Road will seek reimbursement from EEI for those expenses if one or more of the Nominees is elected. Mill Road does not currently intend to submit the question of such reimbursement to a vote of the Shareholders.

Dated: March     , 2017

[PRELIMINARY PROXY CARD SUBJECT TO COMPLETION]

TO ECOLOGY AND ENVIRONMENT, INC.

2017 ANNUAL MEETING OF STOCKHOLDERS

GREEN PROXY CARD	GREEN PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF

MILL ROAD CAPITAL II, L.P., MILL ROAD CAPITAL II GP LLC,

MILL ROAD CAPITAL MANAGEMENT LLC, THOMAS E. LYNCH, SCOTT P. SCHARFMAN, JUSTIN C. JACOBS, AND MICHAEL EL-HILLOW (THE “PARTICIPANTS”)

The undersigned stockholder of ECOLOGY AND ENVIRONMENT, INC., a New York corporation (“EEI”), hereby acknowledges receipt of the Proxy Statement of the Participants, dated March     , 2017, and hereby appoints Justin C. Jacobs and Michael El-Hillow, each of them proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at EEI’s 2017 Annual Meeting of Stockholders, to be held on Thursday, April 20, 2017, at 9:00 a.m., Eastern Standard Time, at Samuel’s Grande Manor, 8750 Main Street, Williamsville, NY 14221, and at any adjournment thereof (the “Annual Meeting”), and to vote all shares of EEI Common Stock that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side of this Proxy. The undersigned stockholder hereby revokes any proxies previously given with respect to the matters set forth on the reverse side of this Proxy.

This Proxy will be voted as directed. If no contrary direction is indicated, this Proxy will be voted FOR the election of the named Class A directors nominated by Mill Road Capital II, L.P. to serve until the next Annual Meeting of Shareholders or until their successors are elected and qualified, FOR Proposal 2, FOR Proposal 3, FOR Proposal 4, and WITHHELD with respect to the nomination of the Class B directors.

If you have any questions or require any assistance in executing this Proxy, please call:

InvestorCom

(877) 972-0090

[PRELIMINARY PROXY CARD SUBJECT TO COMPLETION]

GREEN PROXY CARD	GREEN PROXY CARD

** Votes must be indicated (x) in Black or Blue ink. **

1.	ELECTION OF DIRECTORS

a.	ELECTION OF CLASS A DIRECTORS (for holders of Class A Common Stock only):

The Participants recommend a vote “FOR” each of the following nominees:

	FOR	WITHHOLD

Justin C. Jacobs	☐	☐

Michael El-Hillow	☐	☐

b.	ELECTION OF CLASS B DIRECTORS (for holders of Class B Common Stock only):

The Participants make no recommendation regarding any nominee named in EEI’s proxy statement for election as a Class B Director.

☐	FOR all nominees named in EEI’s proxy statement for election as Class B Directors (except as indicated to the contrary below)

☐	WITHHOLD authority to vote for all nominees named in EEI’s proxy statement for election as Class B Directors

INSTRUCTION: If you wish to withhold authority and preclude the proxy(ies) from voting for any individual nominees named in EEI’s proxy statement for election as Class B Directors, write the name(s) of such nominee(s) in the space provided below:

2.	THE APPROVAL OF EEI’S 2016 STOCK INCENTIVE PLAN:

The Participants recommend a vote “FOR” approval of this proposal.

FOR	AGAINST	ABSTAIN

☐	☐	☐

3.	THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.:

The Participants recommend a vote “FOR” approval of this proposal.

FOR	AGAINST	ABSTAIN

☐	☐	☐

4.	THE APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG AS AUDITORS

FOR	AGAINST	ABSTAIN

☐	☐	☐

The Participants recommend a vote “FOR” approval of this proposal.

5.	In their discretion, the proxies are hereby authorized to vote on such other matters as may properly come before the meeting.

(This Proxy should be dated, signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate and include your full title. If shares are held by joint tenants or as community property, both stockholders should sign.)

Date

Share Owner sign here

Co-Owner sign here

Title, if applicable